

05040259

OMB APPROVAL

OMB Number: 3235-0123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 03271



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) **AND ENDING** DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ADAMS HARKNESS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 HIGH STREET	BOSTON	MA	02110
(Address)	(City)	(state)	Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN ZAK, CHIEF FINANCIAL OFFICER (617) 371-3900
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON, LLP

226 CAUSEWAY STREET	BOSTON	MA	02114
(Address)	(City)	(state)	Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 40-17a-5(e)(2)*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I STEPHEN ZAK swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ADAMS HARKNESS, INC. as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title


"Notary Public"
Joseph L. Ciardi
Commonwealth of Massachusetts
My Commission Expires on Nov. 17, 201

This report** contains (check all applicable boxes):

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (6)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Adams Harkness, Inc.

(a wholly-owned subsidiary of Adams Harkness Financial Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS	
Cash	$ 2,695,214
Receivable from customers	11,860,289
Receivable from brokers and clearing organizations	590,026
Other receivables, net of allowance of $64,084	3,578,423
Securities borrowed	7,625,450
Securities owned, at market	1,293,102
Clearing deposits	1,850,189
Notes receivable	1,804,402
Other assets	199,217
Due from affiliates	2,585,984
Total assets	$34,082,296
LIABILITIES AND SHAREHOLDER'S EQUITY	
Payable to customers	$ 7,965,635
Payable to brokers and clearing organizations	74,965
Securities loaned	2,815,200
Securities sold, not yet purchased, at market	75,126
Accrued compensation and payroll taxes	11,311,053
Other accrued expenses	2,321,103
	24,563,082
Subordinated borrowings	1,183,663
Total liabilities	25,746,745
Commitments and contingencies	
SHAREHOLDER'S EQUITY	
Common stock, $.01 par value; 3000 shares authorized, issued and outstanding	30
Additional paid-in capital	6,498,857
Retained earnings	1,836,664
Total shareholder's equity	8,335,551
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$34,082,296

The accompanying notes are an integral part of these financial statements.

Adams Harkness, Inc.

(a wholly-owned subsidiary of Adams Harkness Financial Group, Inc.)

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

NOTE A - OWNERSHIP AND NATURE OF BUSINESS

Adams Harkness, Inc. (the "Company") is a wholly owned subsidiary of Adams Harkness Financial Group, Inc., ("AHFG"). AHFG was formally known as Adams, Harkness & Hill, Inc. The Company was incorporated on February 26, 2004 in the State of Delaware in connection with a restructuring whereby the broker/dealer and asset management businesses of Adams, Harkness & Hill, Inc. were separated into wholly owned subsidiaries of AHFG: Adams Harkness, Inc. and Adams Harkness Asset Management, Inc., respectively. The restructuring was effective on August 1, 2004. The Company is registered as a broker dealer with the Securities and Exchange Commission and is a member of the New York Stock Exchange, Inc. ("NYSE"), the National Association of Securities Dealers, Inc. ("NASD"), other exchanges and the Securities Investor Protection Corporation ("SIPC").

The Company provides underwriting, advisory and execution services for a broad range of domestic and international clients. It is also a leading provider of industry focused research to institutional investors.

The Company has established an expense sharing agreement with AHFG, which states that certain expenses will be allocated between companies. The Statement of Operations reflects revenues and expenses for Adams Harkness & Hill, Inc. for the period January 1, 2004 through July 31, 2004 and revenues and expenses of Adams Harkness from August 1, 2004 through December 31, 2004.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in depository accounts with other financial institutions and money market investments with original maturities of 90 days or less.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities (including trading securities, legal accruals and asset impairments) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Securities Transactions

Proprietary securities transactions are recorded on the trade date. Customers' securities are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. The Company's proprietary security positions are valued at market with the resulting gains and losses reflected in current operations.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transaction. The Company or its counterparties may terminate these transactions on short notice. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives cash as collateral. The initial collateral advanced or received has a market value equal to or greater than the market value of the securities borrowed or loaned. The Company monitors the market value of the securities borrowed and loaned on a daily basis and may require counterparties to deposit additional collateral or returns collateral, as appropriate. As of December 31, 2004, the Company had taken as collateral, under securities borrow agreements, securities with a market value of approximately $7,238,410.

Commission Revenue

Commission revenue includes charges for execution, clearance, and settlement of transactions for customers.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial advisory services. Investment banking management fees and sales concessions are recorded on offering date, and underwriting fees at the time the underwriting is completed and the fees are reasonably determinable.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Cash Reserves

The Securities and Exchange Commission ("SEC") requires, and the Company maintains, cash balances at financial institutions that are specifically reserved for instances when the customer-related credit balances exceed the customer-related debit balances. As of December 31, 2004, there were no required SEC deposits.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "*Accounting for Income Taxes.*" SFAS No. 109 requires that deferred income taxes are computed using the liability method under which deferred tax assets and liabilities are determined based upon the differences between the accounting methods used for financial reporting and those used for income tax reporting.

NOTE C - NEW YORK STOCK EXCHANGE MEMBERSHIP

The Company maintains a lease agreement with a member of the New York Stock Exchange ("NYSE"). Under Rule 301 of the NYSE, this lease agreement permits the Company to be deemed a member of the NYSE.

NOTE D - RECEIVABLE FROM AND PAYABLE TO BROKERS AND CLEARING ORGANIZATIONS

The balances shown as receivable from and payable to brokers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. These balances consist primarily of failure to deliver and receive items representing the contract value of securities not delivered or received on settlement date.

NOTE D - RECEIVABLE FROM AND PAYABLE TO BROKERS AND CLEARING ORGANIZATIONS - Continued

Securities failed-to-deliver represent receivables for securities sold that have not been delivered by the Company for which the settlement date has passed. Securities failed-to-receive represent payables for securities purchased that have not been received for which the settlement date has passed.

NOTE E - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Receivable from and payable to customers represent amounts due on a cash or margin transactions. In margin transactions, the Company extends credit to its customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Such collateral is not reflected in the financial statements. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased ("short sales"). In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations.

The Company seeks to control the risks by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels on a daily basis and requires customers to deposit additional collateral, or reduce margined positions, when necessary.

NOTE F - OTHER RECEIVABLES

Other receivables are comprised of trade receivables and investment banking receivables. An allowance of $64,084 is netted against the receivables balance for potential bad debts. This allowance is based on both a specific and non-specific reserve method.

NOTE G - SECURITIES OWNED- AT MARKET VALUE

As of December 31, 2004, the Company's proprietary trading and investment accounts consisted of the following securities:

	Owned	Sold, But Not Yet Purchased
Corporate equity	$1,292,847	$75,126
Money market instrument	255	-
	$1,293,102	$75,126

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, and thereby, create a liability to purchase the security in the market at prevailing prices.

NOTE H - NOTES RECEIVABLE

Notes receivable consists of nonrecourse loans to employees for the purchase of AHFG's stock, as well as employee liquidity advances. The notes are due in installments ending February 13, 2009 or upon demand. Interest rates on these notes ranged from zero to 5% per annum. Principal balances due as of December 31, 2004 were $1,804,402.

NOTE I - DUE FROM AFFILIATES

Due from affiliates represents inter-company allocations associated with the expense sharing agreement between the Company and AHFG. These balances represent expenses paid on behalf of an affiliated company that are owed back to the Company. These balances are settled by the transfer of cash on a monthly basis.

NOTE J - SUBORDINATED BORROWINGS

The lenders have under all agreements, subordinated their right of collection of principal and claims to all other present and future senior creditors of the Company prior to the expiration of the respective notes. The subordinated borrowings are covered by agreements approved by the New York Stock Exchange and are thus available for computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. During 2004, the Company received an additional $512,777 of subordinated borrowings to bring the total debt to $1,183,663 of which $670,886 matures in 2005 and the remainder in 2006.

The interest rate on these borrowings is the broker call interest rate (4% at December 31, 2004) plus 1%, payable semi-annually. Interest expense on these loans for the year ended December 31, 2004 totaled $54,248.

NOTE K - COMMON STOCK

Common Stock

The common stock authorized and outstanding at December 31, 2004 is voting common stock, of which 100% are owned by AHFG. All shares of stock of AHFG, (f/k/a Adams Harkness & Hill, Inc.) outstanding as of the effective date of the restructuring remained outstanding at the holding company level.

Restricted Stock

In February 2004, prior to the restructuring on August 1, 2004, AHFG issued an additional 52,797 shares of restricted common stock to employees. The restricted stock vests over a period of three years from the grant date and carries all the voting rights of non-restricted common stock. The related non-cash compensation expense is amortized using the straight-line method over the vesting period and recorded as compensation expense on the Company's books. All shares of restricted stock of AHFG (f/k/a Adams Harkness & Hill, Inc.) outstanding as of the effective date of the restructuring remained outstanding at the holding company level.

NOTE L - COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is a defendant in ordinary and routine pending legal actions incident to its business, none of which is believed by management to be material to the financial condition of the Company.

The Company is currently the subject of an investigation by the Department of Enforcement of the New York Stock Exchange concerning matters arising in connection with certain books and records issues. The subject of the investigation is to determine whether certain rule violations identified in examination reports warrant enforcement action. The New York Stock Exchange has not completed this investigation, however it is possible that when concluded this investigation could result in the Company being subjected to monetary penalties and/or regulatory sanctions, the amount and/or degree of which cannot currently be quantified. Management believes, based on currently available information, that the result of this proceeding will not have a material adverse effect on the Company's financial condition.

SEC Settlement

On August 25, 2004, upon the consent of the Company, the SEC entered an order instituting proceedings pursuant to Section 8A of the Securities Act and Sections 15(b)(4) and 21C of the Securities Exchange Act. The Company neither admitted nor denied the findings set forth in the Order. The Company and six other investment banks settled an investigation by the SEC concerning the scope of disclosure in certain research reports about payments the firm received from lead managing underwriters in connection with securities offerings for covered companies. Specifically, the Company settled claims by the SEC that in three instances during 1999 and 2000 the Company received payments in consideration of research the firm published and that the failure to disclose the payments violated the federal securities laws. The Company also settled charges that the firm failed to adequately preserve internal business-related e-mail during 1999-2001. In the Order, the SEC made findings that the Company willfully violated Section 17(b) of the Securities Act and Section 17(a) of the Exchange Act. The Order censured the Company, ordered it to cease and desist from committing or causing any violations and any future violations of Section 17(b) of the Securities Act and Section 17(a) of the Exchange Act, required it to pay a civil money penalty of $575,000 to the United States Treasury, and required it to comply with undertakings related to the preservation of e-mail. This fine is recorded as Other Expense in the Statement of Operations.

NOTE L - COMMITMENTS AND CONTINGENCIES (continued)

Lease Termination Charge

Prior to the restructuring the Company relocated its main office and incurred a charge in the amount of $2,012,758 to record the fair value of the liability for costs related to an operating lease for its former location that will continue to be incurred under the contract net of sublease rentals. The liability related to this lease termination was retained with AHFG upon the restructuring and it is not a liability of the Company at December 31, 2004.

NOTE M - RESTRUCTURING/RELATED PARTY TRANSACTIONS

As a result of the restructuring and the Expense Sharing Agreement, various assets and equity items in existence at July 31, 2004 remained on the balance sheet of AHFG, rather than being transferred down to Adams Harkness, Inc., and certain expenses from August 1, 2004 through December 31, 2004 were allocated into and out of the Company's Statement of Operations.

Pursuant to the Expense Sharing Agreement, the Company has entered into an agreement with AHFG whereby rent, depreciation, marketing, telecommunications, professional services and other miscellaneous expenses are allocated. Both the Company and AHFG also shared employees. All of the aforementioned expenses are reimbursed by each company on a monthly basis.

Expenses allocated from AHFG to the Company from the date of restructuring (August 1, 2004) through December 31, 2004 in connection with the Expense Sharing Agreement that are reported on the Statement of Operations totaled $3,308,841.

Expenses allocated from the Company to AHFG from the date of restructuring (August 1, 2004) through December 31, 2004 in connection with the Expense Sharing Agreement that are deducted from the Company's Statement of Operations totaled $1,957,278

NOTE M - RESTRUCTURING/RELATED PARTY TRANSACTIONS - Continued

As a result of the restructuring, various assets, liabilities and equity items in existence at July 31, 2004 were retained by AHFG, rather than being contributed or assumed by the Company. The reorganization was accounted for at historical cost. Assets and equity items retained by or maintained at AHFG post-restructuring were as follows:

Investments in Partnerships	$ 4,148,274
Fixed Assets	2,835,785
Equity	12,621,165

NOTE N – RETIREMENT PLAN

The Company maintains a qualified deferred compensation plan arrangement under Internal Revenue Code 401(k) covering substantially all employees (the "Plan"). Participants may contribute, on a pretax basis, up to 60% of their eligible compensation subject to certain aggregate limitations. Participants who are at least the age of 50 may make additional pretax contributions subject to certain aggregate limitations. Discretionary employer matching contributions of $531,924 were made to the 401(k) Plan for the year ended December 31, 2004.

NOTE O - EMPLOYEE STOCK OPTION PLAN

Upon the effective date of the restructuring on August 1, 2004, all outstanding stock options were maintained at AHFG.

NOTE P - INCOME TAXES

The components of income tax expense (benefit) consist of the following for the year ended December 31, 2004.

	Current	Deferred	Total
Federal	$ -	$(1,412,161)	$(1,412,161)
State	-	(381,404)	(381,404)
	$ -	$(1,793,565)	$(1,793,565)

NOTE P - INCOME TAXES - Continued

The reasons for the differences between the effective tax rate and the statutory Federal income tax rate are summarized as follows:

Tax benefit at statutory rate	(34.00)%
Increase (decrease) resulting from:	
State taxes, net of Federal Benefit	(4.98)%
Disallowed meals and entertainment	3.29%
Penalties	3.87%
Other, net	(3.68)%
Effective tax rate	(35.50)%

As a member of a consolidated group, the expense or benefit from the deferred items of the Company will result in a payable or receivable from the Company's parent corporation. Therefore, any deferred tax assets or liabilities have been reclassified to the intercompany account with the Company's parent corporation. The Company has determined the allocable share of deferred tax assets and liabilities based on a method as if a separate return will be filed for the Company.

The significant components of the Company's deferred tax assets and liabilities are as follows at December 31, 2004:

Deferred tax asset	
Net operating loss carryforward	$1,652,144
Unrealized loss on securities	9,447
Total deferred tax asset	1,661,591
Deferred tax liability	
Unrealized gain on securities	41,690
Total deferred tax liability	41,690
Net deferred tax asset	$1,619,901

Management believes that it is more likely than not the deferred tax assets will be realized. The Company's net operating loss carryforward will expire in 2024.

NOTE Q - NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and accordingly is subject to the Securities and Exchange Commission's (the "SEC") net capital rules which require the Company to maintain minimum net capital equal to the greater of $1,000,000 or 2% of combined aggregate debit items arising from customer transactions. The New York Stock Exchange may require a member organization to reduce its business if its net capital is less than 4% of aggregate debit items and may prohibit a member organization from expanding its business if its net capital is less than 5% of aggregate debit items.

As of December 31, 2004, net capital of $8,163,185 was 82% of aggregate debit items, and net capital in excess of the minimum required was $7,163,185.

NOTE R - FORM X-17A-5

A copy of the Company's most recent annual audit report (December 31, 2004) is available for examination at the principal office of the firm and at the regional office of the SEC.

NOTE S - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's securities activities involve the execution, settlement, and financing of various securities transactions for customers and non-customers. These activities may expose the Company to risk in the event the customers or other counterparties are unable to fulfill their contractual obligations.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers and financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts.

NOTE S - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK - Continued

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company records customer transactions on a settlement-date basis, generally three days after trade-date. The Company is therefore exposed to risk of loss on customer transactions in the event of the customers' or other counterparties' inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. It is the Company's policy to review as necessary, the credit standing of each counterparty with which it conducts business.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition. Securities positions are monitored on a daily basis to minimize the risk of loss.

NOTE T – MASTER PROMISSORY NOTE

In February 2004, the Company entered into a borrowing facility with a financial institution for up to $16,300,000 to cover potential liquidity requirements. This Master Promissory Note is an unsecured note and is due upon demand at an interest rate based on the Federal Funds opening asking rate percentage. As of December 31, 2004, the entire facility was available for use by the Company.

NOTE U - SUBSEQUENT EVENTS

In February 2005, the Company entered into, and drew upon, a $5 million subordinated loan agreement with a financial institution to cover potential liquidity requirements. The loan is short term in nature expiring 45 days from inception.